Filed by Tyco International Ltd. and InnerDyne, Inc.
              Pursuant to Rule 425 Under the Securities Act of 1933
               Filers: Tyco International Ltd. and InnerDyne, Inc.
                        Subject Company: InnerDyne, Inc.
            File Number for Related Registration Statement: 333-48180


FOR IMMEDIATE RELEASE
(Friday, October 27, 2000)

CONTACTS
TYCO:
Investor Relations                          Public Relations
Brad McGee                                  Judith Czelusniak
Executive Vice President,                   Senior Vice President
Chief Strategy Officer                      Tyco International (US) Inc.
Tyco International (US) Inc.                561-988-7424
603-778-9700

INNERDYNE:
William G. Mavity
President/CEO
InnerDyne, Inc.
408-745-6010


                    EXCHANGE OFFER FOR INNERDYNE COMMON STOCK
                          EXTENDED TO NOVEMBER 15, 2000

Pembroke, Bermuda and Sunnyvale, CA, October 27, 2000 -- Tyco International Ltd. (NYSE: TYC; LSE: TYI; BSX: TYC), a diversified manufacturing and service company, and InnerDyne, Inc. (NASDAQ: IDYN), a medical manufacturer and distributor of patented radial dilating access devices used in minimally invasive surgical procedures, today announced that Tyco Acquisition Corp. X, a subsidiary of Tyco, has extended the expiration date for its exchange offer for the common stock of InnerDyne from 12:00 midnight, New York City time on Tuesday, November 14, 2000 to 12:00 midnight, New York City time, on Wednesday, November 15, 2000. The extension is on account of the Federal observance of the Veterans' Day holiday on Monday November 13, 2000.

Tyco Acquisition is offering to exchange a fraction of a Tyco common share valued at $7.50, determined as described in the prospectus dated October 18, 2000, for each share of InnerDyne common stock.

ABOUT INNERDYNE
InnerDyne designs, develops and manufactures minimally invasive surgical access products that incorporate the company's proprietary radial dilation technology, including the patented Step(TM) expandable needle system. Radial dilation provides surgical access through expansion of a very small opening using progressively larger blunt instruments.

ABOUT TYCO INTERNATIONAL
Tyco International Ltd. (NYSE: TYC; LSE: TYI; BSX: TYC) is a diversified manufacturing and service company. Tyco is the world's largest manufacturer and servicer of electrical and electronic components; the world's largest designer, manufacturer, installer and servicer of undersea telecommunications systems; the world's largest manufacturer, installer and provider of fire protection systems and electronic security services, and the world's largest manufacturer of flow control valves. Tyco also holds strong leadership positions in disposable medical products, diagnostic imaging, bulk pharmaceuticals, wound closure, plastics and adhesives. Tyco operates in more than 100 countries and had fiscal 2000 sales of $28.9 billion.

Tyco has filed a registration statement on Form S-4, a Schedule TO, a preliminary prospectus and other documents relating to the exchange offer and InnerDyne has filed the related solicitation/recommendation statement on
Schedule 14D-9 with the SEC. Copies of these documents and other documents filed by Tyco and InnerDyne with the SEC may be obtained at the SEC's web site at www.sec.gov. These documents may also be obtained from Tyco or from InnerDyne by directing requests to Tyco International Ltd., The Zurich Centre, Second Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda, tel: (441) 292-8674; or to InnerDyne, Inc., 1244 Reamwood Avenue, Sunnyvale, CA 94089, tel: (408) 745-6010.

Documents may also be obtained from MacKenzie Partners, Inc., the information agent for the offer, 156 Fifth Avenue, New York, New York 10010, (212) 929-5500 (call collect) or (800) 322-2885 (toll free).